HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

Nine months ended September 30	2011 (1)	2011 (2)	2010 (1)	2010 (2)
(dollars in thousands)

Fixed charges
Total interest charges (3)	$68,390	$75,536	$66,174	$77,839
Interest component of rentals	3,518	3,518	3,217	3,217
Pretax preferred stock dividend requirements of subsidiaries	2,193	2,193	2,228	2,228

Total fixed charges	$74,101	$81,247	$71,619	$83,284

Earnings
Pretax income from continuing operations	$161,705	$161,705	$140,514	$140,514
Fixed charges, as shown	74,101	81,247	71,619	83,284
Interest capitalized	(1,731)	(1,731)	(2,061)	(2,061)

Earnings available for fixed charges	$234,075	$241,221	$210,072	$221,737

Ratio of earnings to fixed charges	3.16	2.97	2.93	2.66

Years ended December 31	2010 (1)	2010 (2)	2009 (1)	2009 (2)	2008 (1)	2008 (2)
(dollars in thousands)

Fixed charges
Total interest charges (3)	$87,191	$101,887	$85,827	$119,873	$120,083	$181,566
Interest component of rentals	4,282	4,282	5,339	5,339	5,354	5,354
Pretax preferred stock dividend requirements of subsidiaries	3,001	3,001	2,868	2,868	2,894	2,894

Total fixed charges	$94,474	$109,170	$94,034	$128,080	$128,331	$189,814

Earnings
Pretax income from continuing operations	$181,357	$181,357	$126,934	$126,934	$139,256	$139,256
Fixed charges, as shown	94,474	109,170	94,034	128,080	128,331	189,814
Interest capitalized	(2,558)	(2,558)	(5,268)	(5,268)	(3,741)	(3,741)

Earnings available for fixed charges	$273,273	$287,969	$215,700	$249,746	$263,846	$325,329

Ratio of earnings to fixed charges	2.89	2.64	2.29	1.95	2.06	1.71

See notes on page 2 of 2.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(continued)

Years ended December 31	2007 (1)	2007 (2)	2006 (1)	2006 (2)
(dollars in thousands)

Fixed charges
Total interest charges (3)	$156,575	$238,454	$148,160	$221,774
Interest component of rentals	5,367	5,367	4,729	4,729
Pretax preferred stock dividend requirements of subsidiaries	2,899	2,899	2,974	2,974

Total fixed charges	$164,841	$246,720	$155,863	$229,477

Earnings
Pretax income from continuing operations	$131,057	$131,057	$171,055	$171,055
Fixed charges, as shown	164,841	246,720	155,863	229,477
Interest capitalized	(2,552)	(2,552)	(2,879)	(2,879)

Earnings available for fixed charges	$293,346	$375,225	$324,039	$397,653

Ratio of earnings to fixed charges	1.78	1.52	2.08	1.73

(1)                      Excluding interest on ASB deposits.

(2)                      Including interest on ASB deposits.

(3)                      Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI’s consolidated statements of income.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, but excluding interest on nonrecourse debt from leveraged leases which is not included in interest expense in HEI’s consolidated statements of income, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, and (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements.